FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

December 14, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes Phase II drill program Majuba Hill copper/silver project in Nevada; additional soil sampling completed at newly discovered DeSoto zone

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed additional soil sampling and a Phase II core drilling program at its Majuba Hill copper/silver project in Nevada, where drilling earlier this year encountered long intervals of high-grade silver and copper near surface in five of eight holes, as well as significant gold intercepts.  MAX believes that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.

Four holes were drilled to test new target areas identified during mapping, data compilation and soil sampling conducted at Majuba Hill during 2011 (see our news release of September 15, 2011).  The first drill hole of the program (MM-17) was collared on the “Ball Park” target area immediately to the east of our Phase I drill program completed this summer, where drill results included intercepts of 44.2 m of 71.0 g/t silver (Ag) and 1.14% copper (Cu) commencing within 5 feet of surface in hole MM-06.  Hole MM-17 is located approximately 730 meters to the east of hole MM-06 and was the first of two holes planned to test the eastern extension of the high grade mineralized zone we’ve identified at Majuba Hill.  The other hole in this area, MM-20, was drilled approximately 150 meters to the south east of hole MM-06 to test mineralization identified by previous operators underneath the past producing Majuba Hill mine.

The second and third holes of the program (MM-18 and MM-19) were drilled to test a mineralized zone identified during soil sampling conducted 1.4 km to the northwest of hole MM-06 and were collared near the past producing DeSoto silver mine.  A total of 834 soil samples were taken at Majuba Hill during the summer of 2011 and identified a copper/silver soil anomaly at DeSoto approximately 1.5 km long by 500 m wide that remains open to the south and east and returned values as high as 1.53% Cu and 209 g/t Ag in soils.  In addition to drilling, MAX completed an additional 137 sample soil geochemistry program at DeSoto to test the southern limits of this newly defined soil anomaly, with assay results from both drilling and sampling expected in January 2012.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

MAX would also like to announce that it has accepted the resignation of Tim Coupland as a director of the Company, effective immediately.  We would like to thank Mr. Coupland for his service to the Company and wish him success in his future endeavours.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 21, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director